Exhibit 6.2

NONCOMPETE AGREEMENT

This Noncompete Agreement, made as of this 27th day of January, 2017, by and between The Bank of Delmarva, a Delaware chartered commercial bank (the “Bank”) and a wholly owned subsidiary of Delmar Bancorp (the “Company”), and Edward M. Thomas (“Mr. Thomas”).

WHEREAS, Mr. Thomas currently serves as President and Chief Executive Officer of the Company and the Bank, and as a member of the Board of Directors of the company and the Bank; and

WHEREAS, it is anticipated that Mr. Thomas will retire from service as President and Chief Executive Officer of the Company and the Bank on June 30, 2017, and that John Breda, Executive Vice President and Chief Credit Officer of the Bank, will assume the roles of President and Chief Executive Officer of the Company and Bank on July 1, 2017; and

WHEREAS, Mr. Thomas has developed substantial customer relationships with, and extensive business and organizational knowledge, skills and experience regarding the Company’s and Bank’s client base; and

WHEREAS, the Company and Bank believe that it is in the best interests of the Company and the Bank that the Company and the Bank, rather than the Company’s and Bank’s competitors, have the continued benefit of Mr. Thomas’s relationships, knowledge, experience and skills during the transition of leadership of the Company and the Bank, above and beyond Mr. Thomas’ continued service on the Board of Directors of the Company and Bank; and

WHEREAS, Mr. Thomas desires that the Company and Bank, and not their competitors, have the benefit of his relationships, knowledge, experience and skills, and to  during the transition of leadership of the Company and the Bank, in accordance with the terms and conditions hereof;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.  Services and Term.  For a period beginning on July 1, 2017 (“the “Effective Date”) and ending on June 30, 2018 (the “Term”), Mr. Thomas hereby agrees that he shall, at the request of Mr. Breda or the Board of Directors of the Company or Board of Directors of the Bank, provide such advice, assistance, cooperation, introductions, intermediations, or other services as may be reasonably requested to provide for a smooth transition of customer relationships and leadership for the Bank and Company, and in furtherance of the continued development of the business of the Company and Bank. The Company, the Bank and Mr. Thomas acknowledge and agree that the services provided for hereby shall be in addition to services normally provided in Mr. Thomas’ capacity as a non-employee director of the Company and Bank. Mr. Thomas represents and warrants to the Company and Bank that there are no agreements, orders or other legal obligations or restrictions by which he is bound that would prevent him from entering into this Agreement and performing services hereunder.

Mr. Thomas agrees that he shall devote his best efforts to the performance of his duties hereunder and shall commit and make available sufficient time to provide the services reasonably requested in a timely manner. However, nothing contained herein shall be construed to prohibit Mr. Thomas from engaging in any other full or part-time employment, or any consulting or independent contractor arrangement or any other occupation, whether or not for remuneration, provided, however, that no such outside activity shall be in violation of the provisions of Sections 4 through 7 of this Agreement, or be otherwise detrimental or adverse to the business, competitiveness, operations, or image of the Company or the Bank.

Nothing in this Agreement is intended and nothing shall be construed to create an employer/employee, partnership, or joint venture relationship between the Company and Bank and Mr. Thomas.  Mr. Thomas understands and agrees that (i) he will not be treated as an employee for federal tax purposes, (ii) the Bank will not withhold any sums for income tax, unemployment insurance, social security, or any other withholding pursuant to any law or requirement of any governmental body, or make available any of the benefits afforded to its employees, and (iii) all of such payments, withholdings, and benefits, if any, are the sole responsibility of Mr. Thomas.

2. Compensation.  In payment for all services rendered pursuant to this Agreement and the covenants contained herein, the Bank shall pay to Mr. Thomas a fee of $7,500 per calendar month during the Term and for a period of twelve (12) months following expiration of the term, for a total of twenty four (24) months.  Such amount shall be paid on a monthly basis, in arrears.  Such payment shall be in addition to any retainer, annual fee, monthly fee, meeting fee, award of equity based compensation or other compensation paid to members of the Board of Directors of the Company or the Bank generally for service or attendance as a member thereof or any committee thereof; and in lieu of participation in any welfare or benefit plan, program or arrangement made available to any director or employee of the Company or Bank.

3. Confidential Information.  Mr. Thomas, during the course of his employment and his services hereunder, will have, and has had, access to and become familiar with various confidential and proprietary information of the Company and Bank and/or relating to the business of the  Company and Bank (“Confidential Information”), including, but not limited to: business plans; operating results; financial statements and financial information; contracts; mailing lists; purchasing information; customer data (including lists, names and requirements); feasibility studies; personnel related information (including compensation, compensation plans, and staffing plans); internal working documents and communications; and other materials related to the businesses or activities of the Company and Bank which is made available only to employees with a need to know or which is not generally made available to the public.  Failure to mark any Confidential Information as confidential, proprietary or protected information shall not affect its status as part of the Confidential Information subject to the terms of this Agreement. Notwithstanding the foregoing, “Confidential Information” shall not include: (i) information that is or becomes public without a breach of the Agreement; (ii) information that became available to the Mr. Thomas on a non-confidential basis from a source not bound; to the Mr. Thomas’s knowledge, by a non-disclosure agreement that covers the relevant information; (iii) information that the Mr. Thomas knows (and can demonstrate that he knows) before commencing employment with the Bank; (iv) information independently developed by the Mr. Thomas without the use of information otherwise classified as Confidential Information subject to this Agreement, and (v) information required to be disclosed by law after notice so that the Bank can contest the required disclosure or seek some other protection.

4. Nondisclosure.  Mr. Thomas hereby covenants and agrees that he shall not, from and after the Effective Date of this Agreement through the later of (i) June 30, 2020 and (ii) two years after his termination of service as a director of the Company and Bank (the “Covenant Period”) directly or indirectly, disclose or use, or authorize any individual or entity (a “Person”) to disclose or use, any Confidential Information (whether or not any of the Confidential Information is novel or known by any other Person); provided however, that this restriction shall not apply to the use or disclosure of Confidential Information (i) to any governmental entity to the extent required by law, or (ii) which is or becomes publicly known and available through no wrongful act of Mr. Thomas or any affiliate of Mr. Thomas. Notwithstanding the foregoing, Mr. Thomas and the Company and the Bank acknowledge and agree that nothing contained in this Section 4 shall be interpreted, construed, asserted or enforced by the Company or Bank to prohibit Mr. Thomas from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation.  Further, nothing contained in this Agreement shall be interpreted, construed, asserted or enforced by Company or Bank to prohibit or disqualify Mr. Thomas from being awarded, receiving and/or enjoying the benefit of, any award, reward, emolument or payment, or other relief of any kind whatsoever, from any agency, which is provided based upon Mr. Thomas’ providing information to any such agency as a whistleblower under applicable law or regulation.

5.  Documents.  All files, papers, records, documents, compilations, summaries, lists, reports, notes, databases, tapes, sketches, drawings, memoranda, and similar items (collectively, “Documents”), whether prepared by Mr. Thomas, or otherwise provided to or coming into the possession of Mr. Thomas, that contain any proprietary Confidential Information about or pertaining or relating to the Company or Bank (the “Bank Information”) shall remain the exclusive property of the Company and/or Bank, as applicable so long as the same are Confidential Information. Promptly after a request by the Company or Bank, or the termination of Mr. Thomas’ services hereunder and as a member of the Board of Directors of the Company and Bank, Mr. Thomas shall take reasonable efforts to (i) return to the Company and Bank all Documents in any tangible form (whether originals, copies or reproductions) and all computer disks or other media containing or embodying any Document or Bank Information and (ii) purge and destroy all Documents and Bank Information in any intangible form (including computerized, digital or other electronic format) as may be requested in writing by the Board of Directors of the Company or Bank, and Mr. Thomas shall not retain in any form any such Document or any summary, compilation, synopsis or abstract of any Document or Bank Information.

6.  Non-Competition.  Mr. Thomas hereby acknowledges and agrees that, during the course of his employment and his services hereunder, Mr. Thomas has become, and will become, familiar with and involved in all aspects of the business and operations of the Company and Bank. Mr. Thomas hereby covenants and agrees that during the Covenant Period, Mr. Thomas shall not, without the prior approval of a majority of the Board of Directors of the Bank (Mr. Thomas not participating), at any time (except for the Company or Bank), directly or indirectly, in any capacity (whether as a proprietor, owner, agent, officer, director, shareholder, organizer, partner, principal, manager, member, employee, contractor, consultant or otherwise) provide any advice, assistance or services to any Competitive Business or to any Person that is attempting to form or acquire a Competitive Business if such Competitive Business operates, or is planning to operate, any office, branch or other facility (in any case, a “Branch”) that is (or is proposed to be) located in the Delmarva Peninsula. Notwithstanding any provision hereof to the contrary, this Section 6 does not restrict Mr. Thomas’s right to (i) own or acquire securities of any entity that files periodic reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; provided that his total ownership constitutes less than five percent (5%) of the outstanding securities of such entity; or (ii) to own, or during the Covenant Period to maintain ownership of (but not to acquire ownership of), passive investments in securities of any entity that does not file periodic reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; provided that his total ownership constitutes less than five percent (5%) of the outstanding securities of such company. For purposes of this Agreement, “Competitive Business” means the banking and financial services business, which includes, without limitation, consumer savings, commercial banking, the savings and loan business and mortgage lending, or any other business in which the Company or the Bank is engaged or has invested significant resources within the prior six (6) month period in preparation for becoming actively engaged.

7.  Non-Interference. Mr. Thomas hereby covenants and agrees that during the Covenant Period, he will not, directly or indirectly, for himself or any other Person (whether as a proprietor, owner, agent, officer, director, shareholder, organizer, partner, principal, member, manager, employee, contractor, consultant or any other capacity):

(a)                                 induce or attempt to induce any customer, supplier, officer, director, employee, contractor, consultant, agent or representative of, or any other Person that has a business relationship with the Company or Bank, to discontinue, terminate or reduce the extent of its, his or her relationship with the Company or Bank or to take any action that would disrupt or otherwise be disadvantageous to any such relationship;

(b)                                 solicit any customer of any of the Company or Bank for the purpose of providing any Competitive Products or Services to such customer (other than any solicitation to the general public that is not disproportionately directed at customers of the Company or Bank); or

(c)                                  solicit any employee of the Company or Bank to commence employment with, become a consultant or independent contractor to or otherwise provide services for the benefit of any other Competitive Business.

For purposes of this Agreement “Competitive Products or Services” means, as of any time, those products or services of the type that any of the Bank Entities is providing, or is actively preparing to provide, to its customers.

8.  Injunction.  In the event of any breach or threatened or attempted breach of any provision of this Agreement  by Mr. Thomas, the Company and Bank shall, in addition to and not to the exclusion of any other rights and remedies at law or in equity, be entitled to seek and receive from any court of competent jurisdiction (i) full temporary and permanent injunctive relief enjoining and restraining Mr. Thomas and each and every other Person concerned therein from the continuation of such violative acts and (ii) a decree for specific performance of the applicable provisions of this Agreement, without being required to furnish any bond or other security.

9.  Reasonableness, Judicial Modification.  Mr. Thomas has carefully read and considered the provisions of this Agreement and, having done so, agrees that the restrictions and agreements set forth in this Agreement are fair and reasonable and are reasonably required for the protection of the interests of the Company and Bank.  Mr. Thomas further agrees that the restrictions set forth in this Agreement will not impair or unreasonably restrain his ability to earn a livelihood.  If any court of competent jurisdiction should determine that the duration, geographical area or scope of any provision or restriction set forth in this Agreement exceeds the maximum duration, geographic area or scope that is reasonable and enforceable under applicable law, the parties agree that, to the extent then allowed under governing law, said provision shall automatically be modified and shall be deemed to extend only over the maximum duration, geographical area and/or scope as to which such provision or restriction said court determines to be valid and enforceable under applicable law, which determination the parties direct the court to make, and the parties agree to be bound by such modified provision or restriction.

10.  Assignability.  Mr. Thomas shall have no right to assign this Agreement or any of his rights or obligations hereunder to another party or parties.  The Company and Bank may assign this Agreement to any of its affiliates or to any Person that acquires a substantial portion of the operating assets of the Company or Bank.  Upon any such assignment by the Company or Bank, references in this Agreement to the Company or Bank shall automatically be deemed to refer to such assignee instead of, or in addition to, the Company or Bank, as appropriate in the context.

11.  Governing Law; Venue.  This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts executed and to be performed therein, without giving effect to the choice of law rules thereof.  Any action to enforce any provision of this Agreement may be brought only in a court of the State of Maryland within Wicomico County or in the United States District Court for the District of Maryland, Baltimore Division.  Accordingly, each party (a) agrees to submit to the jurisdiction of such courts and to accept service of process at its address for notices and in the manner provided in Section 12 for the giving of notices in any such action or proceeding brought in any such court and (b) irrevocably waives any objection to the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient or inappropriate forum.

12.  Notices.  All notices, requests, demands and other communications required to be given or permitted to be given under this Agreement shall be in writing and shall be conclusively deemed to have been given as follows: (a) when hand delivered to the other party; (b) when received by facsimile at the facsimile number set forth below, provided, however, that any notice given by facsimile shall not be effective unless either (i) a duplicate copy of such facsimile notice is promptly given by depositing the same in a United States post office first-class postage prepaid and addressed to the applicable party as set forth below or (ii) the receiving party delivers a signed written confirmation of receipt for such notice either by facsimile or by any other method permitted under this Section; or (c) when deposited in a United States post office with first-class certified mail, return receipt requested, postage prepaid and addressed to the applicable party as set forth below; or (d) when deposited with a national overnight delivery service reasonably approved by the parties (Federal Express and UPS being deemed approved by the parties), postage prepaid, addressed to the applicable party as set forth below with next-business-day delivery guaranteed; provided that the sending party receives a confirmation of delivery from the delivery service provider.  Any notice given by facsimile shall be deemed received on the date on which notice is received except that if such notice is received after 5:00 p.m. (recipient’s time) or on a non-business day, notice shall be deemed given the next business day).  Any notice sent by United States mail shall be deemed given three (3) business days after the same has been deposited in the United States mail.  Any notice given by national overnight delivery service shall be deemed given on the first business day following deposit with such delivery service.  For purposes of this Agreement, the term “business day” shall mean any day other than a Saturday, Sunday or day that is a legal holiday in Wicomico County, Maryland.  The address of a party set forth below may be changed by that party by written notice to the other from time to time pursuant to this Article.

To:                             Mr. Thomas

Edward M. Thomas

Email:

To:                             The Company or Bank:

The Bank of Delmarva

Attention: Jeffrey Turner, Chairman of the Board

2245 Northwood Drive

Salisbury, MD 21801

Fax No: 410-742-9588

Email: jturner@bankofdelmarva.com

13.  Entire Agreement.  This Agreement contains all of the agreements and understandings between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof. No oral agreements or written correspondence shall be held to affect the provisions hereof. No representation, promise, inducement or statement of intention has been made by any party that is not set forth in this Agreement, and no party shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth.

14.  Headings.  The section headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

15.  Severability.  Should any part of this Agreement for any reason be declared or held illegal, invalid or unenforceable, such determination shall not affect the legality, validity or enforceability of any remaining portion or provision of this Agreement, which remaining portions and provisions shall remain in force and effect as if this Agreement has been executed with the illegal, invalid or unenforceable portion thereof eliminated.

16.  Amendment; Waiver.  Neither this Agreement nor any provision hereof may be amended, modified, changed, waived, discharged or terminated except by an instrument in writing signed by the party against which enforcement of the amendment, modification, change, waiver, discharge or termination is sought. The failure of either party at any time or times to require performance of any provision hereof shall not in any manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term, provision or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term, provision or covenant contained in this Agreement.

17.  Gender and Number.  As used in this Agreement, the masculine, feminine and neuter gender, and the singular or plural number, shall each be deemed to include the other or others whenever the context so indicates.

18.  Binding Effect.  This Agreement is and shall be binding upon, and inures to the benefit of, the Bank, its successors and assigns, and Mr. Thomas and his heirs, executors, administrators, and personal and legal representatives.

19. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

ATTEST: [SEAL]	DELMAR BANCORP

	By:	/s Jeffrey Turner
Secretary		Jeffrey Turner, Chairman of the Board

ATTEST: [SEAL]	THE BANK OF DELMARVA

	By:	/s Jeffrey Turner
Secretary		Jeffrey Turner, Chairman of the Board

WITNESS	EDWARD M. THOMAS

/s/ Edward M. Thomas
Name: